FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____      No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding profit warning for performance of Huaneng Power International, Inc. (the "Registrant") in 2011, made by the Registrant on January 31, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PROFIT WARNING REGARDING PERFORMANCE IN 2011

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The estimate contained in this announcement is only a preliminary estimate of the Company and has not been audited. Detailed financial information of the Company will be disclosed in the 2011 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD

1.	Period to which the estimated results applies: From 1 January 2011 to 31 December 2011;

2.
Estimated results: Based on a preliminary estimate by the Company, it is expected that the net profit attributable to the Company's shareholders under the PRC Accounting Standards for the period from 1 January 2011 to 31 December 2011 may decrease by more than 50%, compared to the same period of the previous year;

3.	The estimated results have not been audited by certified public accountants.

II.	RESULTS OF THE CORRESPONDING PERIOD LAST YEAR (FROM 1 JANUARY 2010 TO 31 DECEMBER 2010)

1.
Net profit attributable to the Company's shareholders: RMB3,544,304,422 based on the PRC Accounting Standards; approximately RMB3,347.985 million based on the International Financial Reporting Standards.

2.
Earnings per share (based on the net profit attributable to the Company's shareholders): RMB0.29 based on the PRC Accounting Standards; RMB0.28 based on the International Financial Reporting Standards.

III.	REASONS FOR THE CHANGE IN THE RESULTS

The decrease of more than 50% of the net profit attributable to the Company's shareholders for the period from 1 January 2011 to 31 December 2011 was mainly due to the rise of fuel cost and of the interest rate of RMB loans.

IV.	RISK WARNING

Detailed financial information will be disclosed in the 2011 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
31 January 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 31, 2012